UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

______________________________________

FORM SD

SPECIALIZED DISCLOSURE REPORT

FUELCELL ENERGY, INC.
(Exact Name of Registrant as Specified in Its Charter)
Delaware	1-14204	06-0853042
(State or Other Jurisdiction of Incorporation or organization)	(Commission File Number)	(I.R.S. Employer Identification No.)

3 Great Pasture Road, Danbury, Connecticut		06813
(Address of Principal Executive Offices)		( Zip Code)

Michael S. Bishop		(203)825-6000
(Name and telephone number, including area code, of the person to contact in connection with this report)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

__X___  Rule 13p under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period

               January 1 to December 31, 2019.

Item 1.01 Conflict Minerals Disclosure and Report

FuelCell Energy, Inc. (the “Company”) performed a reasonable country of origin inquiry (RCOI) with its suppliers.  The RCOI process included written correspondence with the Company’s suppliers inquiring as to whether any conflict minerals are used or not used in materials procured by the Company, whether any conflict minerals are obtained solely from recycled or scrap materials and whether the minerals are obtained from the Democratic Republic of Congo or an adjoining country (a “covered country”).  The fuel cell power plants sold by the Company consist of fuel cell modules and balance of plant.  The fuel cell modules do not utilize conflict minerals as defined by the Securities and Exchange Commission.  Certain components of the balance of plant utilize trace amounts of industrial metals that are defined by the Securities and Exchange Commission as conflict minerals.

The information discussed above is also available at www.fuelcellenergy.com.  The website and the information accessible through it are not incorporated into this specialized disclosure report.

Item 1.02 Exhibit

A copy of our Conflict Minerals Report is provided as Exhibit 1.01 hereto and is publicly available at:  www.fuelcellenergy.com

Item 2.01 Exhibits

The following is a list of Exhibits filed herewith

Exhibit No.	Description

1.01	Exhibit 1.01 - Conflict Minerals report as required by Items 1.01 and 1.02 of this Form.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

FUELCELL ENERGY, INC.
Date:	May 29, 2020	By:	/s/ Michael S. Bishop
Michael S. Bishop
Executive Vice President, Chief Financial Officer and
and Treasurer